FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: 12-02-2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 November 1, 2004

Highlights

Éléonore Project
19.75 g/t Au / 10 m
19.28 g/t Au / 8 m
17.63 g/t Au / 7 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

ÉLÉONORE PROJECT – ROBERTO CONFIRMED TO A DEPTH OF 175 M – ROBERTO EST : UP TO 11.07 g/t Au OVER 9.2 M IN DRILLING – EMERGENCE OF NEW AURIFEROUS ZONES

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce new results from the exploration program currently in progress on its Éléonore Project (100% Virginia), located in the Opinaca reservoir region , James Bay. Since the last news release (October 4, 2004) eight (8) additional holes (ELE-04-16 to ELE-04-23) were drilled and several supplementary analysis results were received.

ROBERTO ZONE

New holes have tested the vertical extension under the –125 m level and the continuity towards the north of the Roberto zone. Four (4) holes testing the Roberto zone to a vertical depth varying from 130 to 175 m under the surface have all cross-cut the mineralized zone with intersections grading 10.96 g/t Au over 6.0 m (ELE-04-17), 9.90 g/t Au over 5.0 m (ELE-04-21), 8.60 g/t Au over 8.0 m (ELE-04-22) and 12.60 g/t Au over 5.2 m (ELE-04-23) (see longitudinal section). Furthermore, the lateral continuity of the Roberto zone was prolonged over 50 m towards the north up to the 31+00 N section, where hole ELE-04-18 has cross-cut an intersection grading 11.24 g/t Au over 5.0 m to a vertical depth of more than 100 m. Holes ELE-04-19 and 20, located 25 m further north on section 31+25N, have intersected an altered zone that had little mineralization and low gold values, indicating that the Roberto zone either plunges steeply to the north under hole 20 or closes between lines 31+00 N and 31+25 N. Drilling has proved the continuity of the Roberto zone over a lateral distance of 250 m between sections 28+50 N and 31+00 N and to a vertical depth of 175 m. All drill results are reported in the annexed table and cross-sections are available on Virginia’s website www.virginia.qc.ca.

ROBERTO EST ZONE

New results give a better understanding of the Roberto Est zone traced at surface and by drilling over a distance of 250 m between 28+75 N and 31+25 N (see longitudinal and surface plan). The zone is better developed in its northern portion between sections 30+50 N and 31+25 N and contains two (2) main lenses called FW (to the west) and HW (to the east). Best drill results come from this area with intersections of 11.07 g/t Au over 9.2 m (HW) and 14.33 g/t Au over 4.7 m (FW) in hole ELE-04-16, 21.08 g/t Au over 3.0 m (HW) and 9.0 g/t Au over 4.0 m (FW) in hole ELE-04-18, as well as 4.56 g/t Au over 16.0 m (HW) (including a previously published interval of 7.69/t Au over 5.1 m) and 4.09 g/t Au over 16.4 m (FW) in hole ELE-04-11. Holes ELE-04-17 and 21 testing the –50 to –100 m levels have intersected thinner mineralized zones (best result 6.80 g/t Au over 8.0 m) but the Roberto Est zone remains open at depth. To the north, hole ELE-04-20 drilled on section 30+25 N has intersected one zone grading 7.05 g/t Au over 13.0 m, which indicates that the Roberto Est zone remains completely open to the north. Hole ELE-04-19 drilled in the same section but to a shallow depth has intersected only low values.

The south portion of the Roberto Est zone located between sections 28+75 N and 29+50 N has also returned interesting results. At surface, new channels have returned values of up to 9.31 g/t Au over 11.0 m and 5.60 g/t Au over 5.0 m in trench TR-04-40 (see surface plan). Hole ELE-04-15 has confirmed the extension at depth of the Roberto Est zone with an intersection grading 7.58 g/t Au over 6.0 m to a vertical depth of 200 m. New drill results also include 18.33 g/t Au over 2.0 m (ELE-04-04) in section 28+75 N.

NEW ZONES

Recent results suggest the emergence of other auriferous zones. One of them is located between the Roberto and Roberto Est zones and has returned interesting values, namely in section 30+50 N with 9.82 g/t Au over 11.0 m (ELE-04-21) and 5.88 g/t Au over 3.0 m (ELE-04-11) as well as section 29+25 N with 7.16 g/t Au over 3.0 m (ELE-04-07). Another similar zone is locally developed in the footwall of the Roberto zone and has graded 5.68 g/t Au over 5.0 m in hole ELE-04-14, 3.60 g/t Au over 7.0 m in hole ELE-04-22 and 8.19 g/t Au over 1.6 m in hole ELE-04-15. Finally the easternmost hole (ELE-04-23) has intersected approximately 60 m east of the Roberto Est zone, a quartz vein with several specks of visible gold that has graded 121.92 g/t Au over 1.0 m. The vein is hosted in an altered diorite dyke and represents a new mineralized setting in the Roberto area that has not been tested by any of the previous holes, which are all located further to the west.

Surface work and drilling have now outlined a fertile gold system over a distance of nearly 300 m and to a depth of 200 m. The system consists of two main zones (Roberto and Roberto Est) and of a few satellite zones and it remains open in all directions. Virginia is very encouraged by these results and will pursue its work throughout the fall of 2004 in order to increase the resources of the Roberto and Roberto Est zones and to discover other new auriferous zones on the property.

Work is carried out by the personnel of Services Techniques Geonordic Inc., under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to every batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more. Every significant intersection have also been re-assayed at SGS Canada Inc. Laboratory of Rouyn-Noranda and reported values represent the calculated average of both laboratories. Note that no significant discrepancy has been observed between the two laboratories.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca